Filed Pursuant to Rule 424(b)(3)

Registration No. 333-149714

PROSPECTUS SUPPLEMENT NUMBER 1

TIAA-CREF Investment Horizon Annuity

Individual Flexible Premium Modified Guaranteed Annuity Contract

Issued by TIAA-CREF Life Insurance Company

This prospectus supplement relates to the TIAA-CREF Investment Horizon Annuity, an individual flexible premium modified guaranteed annuity contract issued by TIAA-CREF Life Insurance Company (“TIAA-CREF Life”), as described in the prospectus dated July 23, 2008. This prospectus supplement should be read in conjunction with the prospectus and kept with the prospectus for future reference. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus. Capitalized terms used herein but not defined have the meanings ascribed to them in the prospectus.

The purpose of this supplement is to (i) provide information about certain changes in officers of TIAA-CREF Life, including the appointment of a new Chairman of the Board of Directors, President, and Chief Executive Officer of TIAA-CREF Life, (ii) update the executive compensation disclosures to reflect compensation arrangements for the new Chairman, President, and Chief Executive Officer of TIAA-CREF Life, (iii) provide additional information regarding state variations under the Contract; and (iv) update certain information for New York Contractowners regarding features of the Contract under New York insurance laws and regulations.

You should carefully review the entire prospectus, including in particular the section entitled “Potential Risk Factors That May Affect Future Results” beginning on page 22 of the prospectus.

The date of this prospectus supplement is September 22, 2008.

I.	APPOINTMENT OF NEW CHAIRMAN, PRESIDENT, AND CHIEF EXECUTIVE OFFICER

Effective August 21, 2008, Eric T. Jones was appointed by TIAA-CREF Life as its Chairman of the Board of Directors, President, and Chief Executive Officer. Mr. Jones replaced Bret L. Benham, who previously served in those positions for TIAA-CREF Life. Mr. Benham resigned from his positions with TIAA-CREF Life, as well as from all other positions with Teachers Insurance and Annuity Association of America (“TIAA”), TIAA-CREF Life’s parent company, on August 19, 2008.

Accordingly, the following text should be inserted in the section entitled “EXECUTIVE OFFICERS AND DIRECTORS – Directors” on page 54 of the prospectus and information related to Mr. Benham should be removed:

Eric T. Jones, 47, has been Chairman, President, and Chief Executive Officer of TIAA-CREF Life since August 2008. He is also the Chairman of the Executive Committee of the Board. He joined TIAA as Senior Vice President for Individual Products in September 2006. Prior to joining TIAA, he was Senior Vice President and Director of Product Development and Manager of Research at UBS Financial Services Inc. (“UBS”) from 2004 to 2005. From 2001 to 2004, he was a Senior Vice President and Director of Wealth Management Services at UBS.

Further, the following paragraph should be inserted in the section entitled “EXECUTIVE OFFICERS AND DIRECTORS – Executive Officers” on page 56 of the prospectus and the information related to Mr. Benham should be removed:

Eric T. Jones * – For Mr. Jones’ business experience, principal occupation, and employment history, see information under “Directors.”

Additionally, Clara Hansen, who served as Director, Strategic Planning and Business Development in TIAA-CREF Life’s Insurance and Advisory Products area, resigned from her positions with TIAA-CREF Life, as well as from all other positions with TIAA, so the information related to Ms. Hansen in the section entitled “EXECUTIVE OFFICERS AND DIRECTORS – Executive Officers” on page 56 of the prospectus should be removed.

II.	EXECUTIVE COMPENSATION UPDATES

The following information should be added to the table in the EXECUTIVE COMPENSATION section of the prospectus entitled “Compensation in the Last Fiscal Year – Summary Compensation Table*” on page 63:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non- Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Eric T. Jones Chairman, President and CEO	2007	19,225	36,528	—	—	23,679	—	3,461	82,893

*	Amounts represent the executives’ compensation allocated to TIAA-CREF Life

Further, the references to Bret L. Benham in the column of that table entitled “Name and Principal Position” should be revised as follows:

Bret L. Benham, former Chairman, President and CEO

In addition, the following information should be added to the table in the EXECUTIVE COMPENSATION section of the prospectus entitled “Non-Qualified Contribution and Other Deferred Compensation Plans” on page 64:

Name and Principal Position	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Eric T. Jones Chairman, President & CEO	—	—	—	—	—

Further, the references to Bret L. Benham in the column of that table entitled “Name and Principal Position” should be revised as follows:

Bret L. Benham, former Chairman, President & CEO

Moreover, the following information should be added to the table in the EXECUTIVE COMPENSATION section of the prospectus entitled “Payments and Benefits Triggered by Termination*” on page 67:

Name and Reason for Termination	Vesting of Previously Granted LTPP Awards	Severance		Total
		Salary(2)	Annual Cash Award(3)
Eric T. Jones By Executive for Voluntary Resignation	—	—	—	—
By TIAA - Severance Plan Eligible	$60,463	$4,437	$36,528	$101,428
By TIAA - Not Severance Plan Eligible	—	—	—	—
Death or Disability(1)	$60,463	$4,437	$36,528	$101,428

*	Amounts represent the executives’ compensation allocated to TIAA-CREF Life

Further, the references to Bret L. Benham in the column of that table entitled “Name and Reason for Termination” should be revised as follows:

Bret L. Benham (former Chairman, President and CEO)

Finally, footnote 3 in that table should be revised and replaced with the following:

(3)	The amounts represent 100% of the executives’ annual cash award bonus paid during 2007 and available as a severance benefit on December 31, 2007.

III.	INFORMATION REGARDING STATE VARIATIONS

Contracts Can Differ Pursuant to State Laws

On page 4 under “THE CONTRACT,” the following should be inserted as the last sentence of the first paragraph:

Contract terms and features may differ due to state laws and regulations. These differences may include, among other things, free look rights, application and calculation of the Market Value Adjustment, availability of certain Income Options, and calculation of the surrender charge. You should review your Contract along with this prospectus to understand the product features and charges under your Contract.

IV.	INFORMATION FOR NEW YORK STATE CONTRACTOWNERS

If you were a New York resident at the time you purchased your Contract (a “New York Contractowner”), you should understand that your Contract, which is subject to New York insurance laws and regulations and was submitted for approval with the New York State Insurance Department, contains certain terms and features that are different from those described in the prospectus. These differences are set forth below.

No Market Value Adjustment Upon Annuitization

Pursuant to the requirements of the New York State Insurance Department, we will not assess a market value adjustment on amounts that you receive as annuity payments under your Contract (even if the annuity payments begin more than one year prior to maturity of any FTD). Accordingly, on the cover page of the prospectus under “Purchasing this Contract involves certain risks,” page 2 under “SUMMARY—What Fees And Expenses Might Be Deducted From My Contract?” and “SUMMARY—When Does A Market Value Adjustment Apply?,” on page 8 under “THE CONTRACT—Market Value Adjustment (“MVA”),” on page 12 under “THE CONTRACT—Charges—Market Value Adjustment,” and on page 13 under “THE ANNUITY PERIOD,” the following should be inserted at the end of the paragraphs in those sections which first describe when the market value adjustment feature applies:

State laws and regulations may differ as to when we apply the MVA. If you were a New York resident at the time you purchased your Contract, we will not assess a market value adjustment if you apply your Contract Value to an Income Option, even if you do so more than one year before the end of an FTD’s term.

No Fixed-Period Annuity Option

Due to the requirements of the New York State Insurance Department that a market value adjustment cannot be assessed on amounts that you receive as annuity payments, we do not permit Fixed-Period Annuities as an Income Option. Accordingly, on page 3 under “SUMMARY—What Are My Options For Receiving Annuity Payments Under the Contract?” and on page 14 under “THE ANNUITY PERIOD—Income Options,” the following should be inserted at the end of those sections:

The Fixed-Period Annuities Income Option is not available if you were a New York resident at the time you purchased your Contract.

Surrender Charges Assessed After MVA and are Subject to Maximum Limitations

New York State Insurance Department regulations require that we assess the surrender charge after we have applied the MVA to amounts surrendered or withdrawn from an FTD, as opposed to assessing the surrender charge on the entire amount surrendered or withdrawn. In addition, the surrender charge under the Contract is limited to a maximum amount pursuant to New York laws, as described below. Accordingly, on page 2 under “SUMMARY—What Fees And Expenses Might Be Deducted From My Contract?” and on page 12 under “THE CONTRACT—Charges—Surrender Charge,” the following should be inserted at the end of the paragraphs entitled “Surrender Charge”:

We typically calculate the surrender charge and MVA independently of one another, each calculated based on your Contract Value that you are withdrawing before any of the other adjustments. However, if you were a New York resident at the time you purchased your Contract, we will instead assess the surrender charge on the amount surrendered or withdrawn after that amount has been adjusted by the MVA. In addition, under New York regulations, the surrender charge we impose for New York Contractowners is subject to limitations in accordance with the formulas set forth in Appendix 1.

In addition, on page 8 under “THE CONTRACT—Market Value Adjustment (“MVA”),” the following should be inserted at the end of the paragraph entitled “Application of a Market Value Adjustment”:

However, if you were a New York resident at the time you purchased your Contract, we will not calculate any MVA and surrender charge independently of one another, but instead we will assess the surrender charge on the amount surrendered or withdrawn after we have applied the MVA to that amount.

APPENDIX 1

Calculations of Surrender Charge Rates for New York Contractowners

We calculate the surrender charge rate for amounts withdrawn from each FTD as follows:

1.	If the FTD was established with an initial or additional Premium, the surrender charge rate equals the lesser of:

(A)	one half of the total credited interest rate applicable to that FTD; and
(B)	seven percent reduced (but not below zero) by one percent after each complete year since the date the Premium was credited to the FTD.

2.	If the FTD was established with (i) your Short Term Holding Account accumulation or (ii) the proceeds of one or more prior FTDs, the surrender charge rate equals the lesser of:

(A)	one half of the total credited interest rate applicable to that FTD; and
(B)	the greater of the following:
(1)	any remaining surrender charge rate under 1(B) above; and
(2)	the lesser of the following:
(a)	five percent, reduced (but not below zero) by one percent after each complete year since the effective date of the FTD; and
(b)	one percent times the term of the FTD, reduced (but not below zero) by one percent after each complete year since the effective date of the FTD.

The following Examples demonstrate how we would calculate the surrender charge rate under the above scenarios.

Surrender Charge Rate for an FTD Established With an Initial or Additional Premium

Example 1: If the Contractowner purchases a 10-year 5% credited interest rate FTD with an initial or additional Premium, and makes a withdrawal at any time more than 30 days before the end of the FTD term, the surrender charge rate would be as follows:

FTD Year	Term	Years Remaining	Interest Rate	1A: 1/2 Credited Interest Rate	1B: 7% Reduced By 1%	Surrender Charge: Lesser of 1A and 1B
1	10	10	5.0%	2.5%	7.0%	2.5%
2		9		2.5%	6.0%	2.5%
3		8		2.5%	5.0%	2.5%
4		7		2.5%	4.0%	2.5%
5		6		2.5%	3.0%	2.5%
6		5		2.5%	2.0%	2.0%
7		4		2.5%	1.0%	1.0%
8		3		2.5%	0%	0%
9		2		2.5%	0%	0%
10		1		2.5%	0%	0%

Surrender Charge Rate for an FTD Established With Short Term

Holding Account Accumulation or Proceeds of Prior FTD(s)

Example 2(a): If the Contractowner purchases a 10-year 5% credited interest rate FTD with initial Premiums and then renews the FTD, and then makes a withdrawal at any time more than 30 days before the end of the renewal period, the surrender charge would be as follows:

Contract Year	FTD Year	Term	Years Rem’g	Int. Rate	2A: 1/2 Credited Int. Rate	2B(1): Any Remaining Surrender Charge Rate (7% Reduced By 1%) From Initial FTD	2B2(a): 5% Reduced by 1%	2B2(b): 1% x Years Left in FTD	2B(2): Lesser of 2B2(a) and 2B2(b)	2B: Greater of 2B(1) and 2B(2)	Surrender Charge: Lesser of 2A and 2B
1	1	10	10	5.0%	2.5%	—	—	—	—	—	—
2	2		9		2.5%	—	—	—	—	—	—
3	3		8		2.5%	—	—	—	—	—	—
4	4		7		2.5%	—	—	—	—	—	—
5	5		6		2.5%	—	—	—	—	—	—
6	6		5		2.5%	—	—	—	—	—	—
7	7		4		2.5%	—	—	—	—	—	—
8	8		3		2.5%	—	—	—	—	—	—
9	9		2		2.5%	—	—	—	—	—	—
10	10		1		2.5%	—	—	—	—	—	—
11	1	10	10	5.0%	2.5%	0.0%	5.0%	10.0%	5.0%	5.0%	2.5%
12	2		9		2.5%	0.0%	4.0%	9.0%	4.0%	4.0%	2.5%
13	3		8		2.5%	0.0%	3.0%	8.0%	3.0%	3.0%	2.5%
14	4		7		2.5%	0.0%	2.0%	7.0%	2.0%	2.0%	2.0%
15	5		6		2.5%	0.0%	1.0%	6.0%	1.0%	1.0%	1.0%
16	6		5		2.5%	0.0%	0.0%	5.0%	0.0%	0.0%	0.0%
17	7		4		2.5%	0.0%	0.0%	4.0%	0.0%	0.0%	0.0%
18	8		3		2.5%	0.0%	0.0%	3.0%	0.0%	0.0%	0.0%
19	9		2		2.5%	0.0%	0.0%	2.0%	0.0%	0.0%	0.0%
20	10		1		2.5%	0.0%	0.0%	1.0%	0.0%	0.0%	0.0%

Example 2(b): If the Contractowner purchases a 2-year 12% credited interest rate FTD with initial Premiums and continues to renew the FTD, and then makes a withdrawal at any time more than 30 days before the end of any renewal period, the surrender charge would be as follows:

Contract Year	FTD Year	Term	Years Rem’g	Int. Rate	2A: 1/2 Credited Int. Rate	2B(1): Any Remaining Surrender Charge Rate (7% Reduced By 1%) From Initial FTD	2B2(a): 5% Reduced by 1%	2B2(b): 1% x Years Left in FTD	2B(2): Lesser of 2B2(a) and 2B2(b)	2B: Greater of 2B(1) and 2B(2)	Surrender Charge: Lesser of 2A and 2B
1	1	2	2	12.0%	6.0%	—	—	—	—	—	—
2	2		1		6.0%	—	—	—	—	—	—
3	1	2	2	12.0%	6.0%	5.0%	5.0%	2.0%	2.0%	5.0%	5.0%
4	2		1		6.0%	4.0%	4.0%	1.0%	1.0%	4.0%	4.0%*
5	1	2	2	12.0%	6.0%	3.0%	5.0%	2.0%	2.0%	3.0%	3.0%
6	2		1		6.0%	2.0%	4.0%	1.0%	1.0%	2.0%	2.0%*
7	1	2	2	12.0%	6.0%	1.0%	5.0%	2.0%	2.0%	2.0%	2.0%
8	2		1		6.0%	0.0%	4.0%	1.0%	1.0%	1.0%	1.0%*
9	1	2	2	12.0%	6.0%	0.0%	5.0%	2.0%	2.0%	2.0%	2.0%
10	2		1		6.0%	0.0%	4.0%	1.0%	1.0%	1.0%	1.0%*
11	1	2	2	12.0%	6.0%	0.0%	5.0%	2.0%	2.0%	2.0%	2.0%
12	2		1		6.0%	0.0%	4.0%	1.0%	1.0%	1.0%	1.0%*
13	1	2	2	12.0%	6.0%	0.0%	5.0%	2.0%	2.0%	2.0%	2.0%
14	2		1		6.0%	0.0%	4.0%	1.0%	1.0%	1.0%	1.0%*

*	We do not assess a surrender charge on any surrender or withdrawal taken from an FTD within 30 days before the end of its term.